Exhibit 99.1

BRBI BR PARTNERS S.A. CNPJ/MF nº 10.739.356/0001 - 03 NIRE 35.300.366.727 | Cód. CVM 25860 MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON AUGUST 7, 2025 1 Date, Time, and Place : On August 7 , 2025 , at 10 : 00 AM, in a hybrid format, at the headquarters of BRBI BR Partners S . A . ("Company"), located in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3732 , 28 th floor, Itaim Bibi, ZIP Code 04538 - 132 , and via video conference through the Microsoft Teams platform . 2 Call and Attendance : The formalities of the call were waived, given the presence of all members of the Company's Board of Directors, in accordance with Article 18 , paragraph 2 of the Company's bylaws ("Bylaws") . 3 Table: Chairman: Jairo Eduardo Loureiro Filho; Secretary: Monica Futami Piccirillo. 4 Agenda : (i) Approve the Company's Interim Financial Statements for the three and six - month periods ended June 30 , 2025 , accompanied by the Performance Commentary and the Independent Auditors' Report ; (ii) Approve the distribution of interim dividends ; (iii) Approve the Company's Audit Committee Charter ; (iv) Re - elect the Members of the Audit Committee ; and (v) .................................... 5 Resolutions : The Board of Directors' meeting was convened, and after discussing the Agenda, the members of the Company's Board of Directors, unanimously and without restrictions, resolved : 5 . 1 Company's Interim Financial Statements for the three and six - month periods ended June 30 , 2025 . After the necessary examinations, debates, and clarifications, including a favorable opinion from the Audit Committee, the directors unanimously approved the

Company's Interim Financial Statements for the three and six - month periods ended June 30, 2025, accompanied by the Performance Commentary and the Independent Auditors' Report. 2. Distribution of Interim Dividends . Subsequently, the directors unanimously approved the declaration and payment, ad referendum of the Ordinary General Meeting to be held by April 30 , 2026 , of interim dividends (the "Interim Dividends") based on the financial statements for the semester ended June 30 , 2025 , in the total amount of R $ 37 , 798 , 453 . 44 (thirty - seven million, seven hundred and ninety - eight thousand, four hundred and fifty - three reais and forty - four cents), corresponding to R $ 0 . 12 (twelve cents) per share issued by the Company or R $ 0 . 36 (thirty - six cents) per UNIT, in accordance with the Company's Bylaws and Article 204 of Law 6 , 404 of December 15 , 1976 . The beneficiaries of the Interim Dividends will be the shareholders registered in the Company's records as of August 12 , 2025 , including transactions carried out up to that date . The shares issued by the Company will be traded ex - dividends from August 13 , 2025 , onwards . The payment of the Interim Dividends will be made in a single installment on August 21 , 2025 , in national currency, and there will be no monetary adjustment or interest between the date of declaration of the Interim Dividends and the date of actual payment . The amount of the approved Interim Dividends will be fully imputed to the mandatory dividends to be distributed by the Company for the fiscal year 2025 . 3. Audit Committee Charter of the Company . After the appropriate examinations, debates, and clarifications, including the recommendation from the Audit Committee, the directors unanimously approved the revisions made to the Company's Audit Committee Charter, which will come into effect as Annex I to these minutes 4. Re - election of the Members of the Company's Audit Committee . Due to the revision and update of the Audit Committee Charter, the directors unanimously re - elected the members of the Audit Committee for a term of 3 (three) years from this date, as follows : 2 (i) Ms . Carla Alessandra Trematore, Brazilian, in a stable union, accountant, holder of Identity Card RG nº 21 . 880 . 357 - 6 SSP/SP, registered with CPF/ME under nº 248 . 855 . 668 - 86 , with a business address in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3732 , 28 th floor, for the position of independent member of the Audit Committee and Coordinator of the Audit Committee. (ii) Mr . Luiz Henrique de Souza Lobo, Brazilian, married, engineer, holder of Identity Card RG nº 376470203 , registered with CPF/ME under nº 893 . 867 . 877 - 68 , with a business address in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3732 , 28 th floor, for the position of independent member of the Audit Committee . (iii) Mr . Eduardo Bunker Gentil, Brazilian, married, economist, holder of Identity Card RG nº 3 . 361 . 829 - X SSP/SP, registered with CPF/MF under nº 001 . 067 . 468 - 39 , with a business address in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3732 , 28 th floor, for the position of independent member of the Audit Committee . 6 7 5.5 ............................................................................................................................. ... .... .............. Closure : With nothing further to be discussed, the meeting was adjourned, and these minutes were drawn up, read, approved, and signed by all present . Signatures : Table : Chairman Jairo Eduardo Loureiro Filho ; Secretary : Monica Futami Piccirillo . Board of Directors : Jairo Eduardo Loureiro Filho (Chairman), José Flávio Ferreira Ramos, Ricardo Fleury Cavalcanti de Albuquerque Lacerda, Danilo Depieri Catarucci, Eduardo Bunker Gentil (Independent Member) and Carla Trematore (Independent Member) . This matches the excerpt of the original minutes recorded in the appropriate book. São Paulo, August 7, 2025. Monica Futami Piccirillo Secretary 3

ANNEX I AUDIT COMMITTEE CHARTER 1 PURPOSE 1. This Audit Committee Charter (“Charter”) governs the operations and defines the responsibilities and duties of the Audit Committee (“Audit Committee”) of BRBI BR Partners S . A . ("BRBI") . 1. The Audit Committee is a non - statutory advisory body to BRBI’s Board of Directors (“Board of Directors”), operating independently from the Executive Management . 2. The provisions of BRBI’s Code of Conduct shall apply to all members of the Audit Committee . 3. The Audit Committee is responsible for overseeing and evaluating (i) the performance, independence, and quality of the work carried out by both the independent and internal auditors ; (ii) the effectiveness and quality of internal control systems and risk management ; (iii) compliance with legal, statutory, and regulatory requirements ; (iv) and the quality and integrity of the financial statements . The Audit Committee shall also receive, analyze, and address complaints related to these matters, ensuring confidentiality and protection of the whistleblower . 1 . 2 In order to fulfill its duties, the Audit Committee shall have operational autonomy and adequate financial resources, with a budget approved by the Board of Directors . The Committee may engage independent external experts and advisors whenever necessary for the performance of its activities . 2 COMPOSITION 1. The Audit Committee shall be composed of a minimum of three (3) and a maximum of five (5) independent members, elected and subject to removal at any time by the Board of Directors . Members shall serve three (3) - year terms, with reelection permitted for successive periods up to a cumulative limit of ten (10) years . At least one (1) member must have recognized expertise in corporate accounting and financial matters . 2. All members of the Audit Committee must meet the requirements set forth in Article 147 of the Brazilian Corporation Law (Law No . 6 , 404 / 76 ) . 3. To comply with the independence requirement, Audit Committee members must meet the following criteria : (i) not have any employment relationship with BRBI, its controlling shareholder, or any entity controlled by BRBI, although they may serve as independent members of BRBI’s Board of Directors ; (ii) not be the controlling shareholder, nor the spouse or relative up to the second degree of such shareholder, nor be or have been, within the past year, affiliated with any entity related to the controlling shareholder (individuals affiliated with public education and/or research institutions are excluded from this restriction) ; (iii) not be and not have been, within the past year, an employee or officer of BRBI, its controlling shareholder, or any entity controlled by BRBI ; (iv) not be a direct or indirect supplier or purchaser of services and/or products to or from BRBI in a manner that compromises their independence ; 4

(v) not be an employee or officer of any entity that supplies or demands services and/or products to or from BRBI in a manner that compromises their independence ; (vi) not be the spouse or relative up to the second degree of any officer of BRBI ; and (vii) not receive any compensation from BRBI other than that related to their role as a member of the Audit Committee and, if applicable, as an independent member of the Board of Directors . 4. The duties of Audit Committee members are non - delegable and must be performed in accordance with the principles of loyalty and diligence, avoiding any conflicts of interest that may affect BRBI or its shareholders . 5. In the event of the absence or impediment of any member, the Board of Directors may appoint a replacement member to complete the term of the outgoing member . 1. Until to the appointment of a replacement member, the Audit Committee may continue to operate, meet, and deliberate on matters within its scope, provided that at least sixty percent ( 60% ) of its members are present, in accordance with the provisions of Section 4 . 6. The Board of Directors shall appoint, among the members of the Audit Committee, a Chairperson, who shall be responsible for representing, organizing, and coordinating the Committee’s activities, and shall designate a Secretary, who may be an employee of BRBI or its subsidiaries, responsible for convening meetings, drafting and filing meeting minutes, and distributing preparatory materials and documents to the members . 7. The Chairperson of the Audit Committee shall have exclusive authority to : (a) convene, open, and preside over Audit Committee meetings ; (b) represent the Audit Committee before the Board of Directors, BRBI’s Executive Management, internal and external auditors, other internal committees, and relevant stakeholders, signing correspondence, invitations, and reports addressed to such parties when necessary ; (c) summon, on behalf of the Audit Committee, members of management, employees of BRBI or its subsidiaries, and external consultants to attend meetings when necessary ; and (d) enforce and ensure compliance with this Charter . 8. In the event of the temporary absence or impediment of the Chairperson, the remaining members shall elect, by majority vote, an interim Chairperson among themselves . 9. The Chairperson of the Audit Committee, or in their absence or impediment, another member of the Audit Committee (as provided in Section 2 . 8 above), accompanied by other members when necessary or appropriate, shall : (e) meet with the Board of Directors, upon its request, at least quarterly to report on the Committee’s activities and findings ; and (f) attend BRBI’s Annual General Meeting to provide clarifications on matters within the Committee’s scope, if required . 3 DUTIES AND RESPONSIBILITIES 1. The Audit Committee shall be responsible for: (i) Drafting its Charter, which sets forth the rules governing its operations, and submitting it for approval by the Board of Directors; (ii) Preparing an Annual Work Plan and submitting it for approval by the Board of Directors; 5

(iii) Providing an opinion on the engagement or replacement of the independent auditor, including the pre - approval of audit and non - audit services ; (iv) Reviewing the Financial Statements and Quarterly Reports, including explanatory notes, the Management Report, and the Independent Auditor’s opinion, prior to their disclosure ; (v) Assessing the effectiveness and independence of both the internal and independent audits of BRBI, ensuring that the internal audit operates autonomously and reports directly to the Audit Committee, thereby preserving impartiality and effectiveness ; (vi) Overseeing BRBI’s risk management and internal controls, with emphasis on internal control over financial reporting, which includes reviewing and discussing with management and the independent auditor any significant risks or exposures and the measures adopted to mitigate them ; ensuring that management applies a top - down approach to identifying risks relevant to financial reporting ; that key controls are periodically evaluated for effectiveness and adequacy ; ensuring that critical risks and controls are continuously monitored and that any significant deficiencies are promptly reported to the Committee and the Board of Directors, along with recommendations for improvement and follow - up on their implementation ; (vii) Evaluating compliance with recommendations issued by internal and independent auditors, and recommending to the Board of Directors the resolution of any conflicts between the independent auditors and Executive Management, when applicable ; (viii) Reviewing related - party transactions to ensure they are conducted under market conditions, with appropriate disclosure and without conflicts of interest ; (ix) Meeting with the Board of Directors and, if installed, the Fiscal Council to discuss policies, practices, and procedures identified within the scope of their respective responsibilities ; and (x) Submitting quarterly reports to the Board of Directors on its activities, including any recommendations it deems appropriate . 2. Pursuant to this section, the Audit Committee shall be the body responsible for defining and approving procedures for receiving and handling complaints — including confidential and anonymous reports — whether internal or external, submitted to BRBI and related to accounting, internal controls, and auditing . 1. Reports may be submitted through the Whistleblower Channel provided in BRBI’s Code of Conduct, as well as through formally established alternative channels, such as direct contact with the Audit Committee . 2. The Audit Committee shall ensure confidentiality, anonymity, and protection of the whistleblower . 3. The Audit Committee shall be responsible for determining the appropriate and necessary measures to investigate the facts and information reported, and may engage external consultants, such as legal advisors and accounting experts, to assist in handling complaints . 4. The conclusions and recommendations resulting from complaints received shall be submitted by the Chairperson to the Board of Directors whenever they involve members of BRBI’s senior management or, at the Committee’s discretion, indicate potential systemic non - compliance with BRBI’s policies and standards . 6

3 . 2 . 5 The Audit Committee shall be periodically informed of all reports received through BRBI’s Whistleblower Channel, including how they were handled and any corrective actions implemented . 4 AUDIT COMMITTEE MEETINGS 1. The Audit Committee shall hold six (6) regular meetings per year, scheduled prior to the meetings of the Board of Directors, in accordance with the annual calendar established by BRBI . 2. In addition to regular meetings, any member of the Audit Committee may, at their discretion, call special meetings to address matters they deem necessary . 3. A meeting of the Audit Committee shall be duly convened only when at least two - thirds ( 2 / 3 ) of its members are present, thereby constituting a quorum . 4. Recommendations of the Audit Committee shall be approved by an absolute majority of the votes of the members present, provided the quorum requirement is met . Any dissenting votes cast by attending members must be recorded in the respective meeting minutes and reported to the Board of Directors . 5. Audit Committee meetings may be held via telephone, videoconference, telepresence, email, or any other communication method that allows for interaction and recordkeeping among participants . All meetings shall be formalized through written minutes . 6. The Audit Committee may invite members of management, employees of BRBI or its subsidiaries, and external consultants to attend its meetings whenever deemed necessary, in order to provide clarification on matters within their area of expertise or responsibility . 5 CONFLICT OF INTEREST 1. Members of the Audit Committee shall act with neutrality and impartiality . To prevent conflicts of interest, the following rules shall apply . 2. Any member of the Audit Committee who identifies a conflict of interest related to any matter under discussion must refrain from participating in such discussions and declare themselves disqualified . 3. If the conflicted member fails to make such a declaration, any other member who becomes aware of the conflict shall report it to the Board of Directors and may, if they so choose, record the conflict in the meeting minutes . 4. The Board of Directors may terminate the term of any Audit Committee member whose independence has been compromised due to a conflict or potential conflict of interest . 5. Members of the Audit Committee shall be subject to the same restrictions on trading BRBI securities as those applicable to Company officers, in accordance with the relevant regulations . 7 6 6.1 6.2 GENERAL PROVISIONS Any matters not addressed in this Charter shall be resolved by the Board of Directors. In the event of a conflict between this Charter and the Company’s Bylaws, the Bylaws shall prevail. 6.3 This Charter has been approved by the Board of Directors and may only be amended by resolution of the Board.